EXHIBIT 99.1

Internet Gold - Golden Lines Ltd. Announces Successful Institutional Tender Results

Ramat Gan, Israel, August 4, 2011- Internet Gold - Golden Lines Ltd. (Nasdaq: IGLD) announced that the Company successfully completed the institutional stage of its Series C Debentures offering in Israel today.

The Company decided to accept early commitments from institutional investors for the purchase of NIS 121,510 ,000 par value of the Series C Debentures (the "Early Commitments"). The Offering Price which was set in the institutional tender stage was NIS 1.005 per debenture, and that price will constitute the minimum price for the public tender.

In consideration for their providing early commitments, the institutional investors will receive an early commitment fee of 0.6% of the Early Commitments.

The terms of the newly issued Series C Debentures will be identical to the terms of Series C Debentures issued in September 2010. The newly issued Series C Debentures will be listed on the Tel Aviv Stock Exchange (TASE), subject to TASE approval and  approval of the Company’s board of directors for the issuance.

The public tender for the Series C Debentures is expected to be held on August 11, 2011, subject to TASE approval of the Company's Supplemental Shelf Offering Report.

As previously reported, on July 18, 2011, Midroog Ltd., an Israeli rating company affiliated with Moody’s, awarded a local A3 stable rating for a possible issuance of up to NIS 200 million par value of additional Series C Debentures.

If offered, the Debentures will be offered only in Israel pursuant to the shelf prospectus and a prospectus supplement, will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as such term is defined under Regulation S promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

This announcement shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series C Debentures.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its approximately 78.11% interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (approximately 31.18% in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on Nasdaq and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.eurocom.co.il;

www.igld.com;

www.bcommunications.co.il;

www.ir.bezeq.co.il

Forward-Looking Statements

This communication contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.